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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                           KOFAX IMAGE PRODUCTS, INC.
                            (Name of Subject Company)

                         IMAGING COMPONENTS CORPORATION
                         IMAGING ACQUISITION CORPORATION
                                 DICOM GROUP PLC
                        DRESDNER KLEINWORT BENSON PRIVATE
                               EQUITY PARTNERS LP
                                    (Bidders)
                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   500200-10-0
                      (Cusip Number of Class of Securities)

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                                ARNOLD VON BUREN
                          BUSINESS BUILDING FORREN WEST
                                 GRUNDSTRASSE 14
                        CH-6343 ROTKREUZ, ZG, SWITZERLAND
                                011-41-41798-3070
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)
                                    COPY TO:
                                 EUNU CHUN, ESQ.
                              M. GILBEY STRUB, ESQ.
                                KIRKLAND & ELLIS
                                 CITICORP CENTER
                              153 EAST 53RD STREET
                               NEW YORK, NY 10022
                                 (212) 446-4800


         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule 14D-1 (as amended, the "Schedule 14D-1") and Statement on Schedule 13D, originally filed on August 3, 1999, relating to the offer by Imaging Components Corporation, a Delaware corporation (the "Purchaser"), to purchase all the outstanding shares of common stock, par value $.001 per share (the "Shares") of Kofax Image Products, Inc., a Delaware corporation (the "Company") at a purchase price of $12.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1.

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ITEM 10.          ADDITIONAL INFORMATION.

                  (f) On September 1, 1999, Purchaser, Merger Sub, DICOM and Private Equity Partners announced that Purchaser has exercised its right under the Merger Agreement to extend the Offer. The Offer will now expire at 12:00 midnight, New York time, on Wednesday, September 8, 1999, unless the Offer is further extended.

                  A copy of the press release issued by Purchaser, Merger Sub, DICOM and Private Equity Partners is filed as Exhibit (a)(10) to the Schedule 14D-1 and is incorporated by reference herein.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(10) Press release issued by Purchaser, Merger Sub, DICOM and Private Equity Partners on September 1, 1999.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 1, 1999

                                   IMAGING COMPONENTS CORPORATION

                                   By:      /s/ Arnold von Buren
                                            Name:    Arnold von Buren
                                            Title:   Secretary


                                   IMAGING ACQUISITION CORPORATION


                                   By:      /s/ Arnold von Buren
                                            Name:    Arnold von Buren
                                            Title:   Secretary

                                   DICOM GROUP PLC

                                   By:      /s/ Arnold von Buren
                                            Name:    Arnold von Buren
                                            Title:   Secretary


                                   DRESDNER KLEIN BENSON PRIVATE
                                   EQUITY PARTNERS LP

                                   By:      DRESDNER KLEIN BENSON PRIVATE
                                            EQUITY LLC, its General Partner

                                   By:      /s/ Alexander P. Coleman
                                            Name:    Alexander P. Coleman
                                            Title:   Authorized Person


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                                 EXHIBIT INDEX

         EXHIBIT NO.                            DESCRIPTION
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
           (a)(10)            Press release issued by Purchaser, Merger Sub,
                              DICOM and Private Equity Partners on September 1,
                              1999.

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